NYSE
AN ICE EXCHANGE

November 12, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BMS Ireland Capital Funding Designated Activity Company, guaranteed by Bristol-Myers Squibb Company, under the Exchange Act of 1934:

- 2.973% Notes due 2030
- 3.363% Notes due 2033
- 3.857% Notes due 2038
- 4.289% Notes due 2045
- 4.581% Notes due 2055

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**